Filed by ResortQuest International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ResortQuest International, Inc.
Commission File No.: 001-14115

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 4, 2003 (the “Merger Agreement”), among Gaylord Entertainment Company (“Gaylord”), GET Merger Sub, Inc. and ResortQuest International, Inc (“ResortQuest”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by ResortQuest on August 5, 2003, and is incorporated by reference into this filing.

Additional Information About This Information

This communication is not a solicitation of a proxy from any security holder of Gaylord or ResortQuest. Gaylord and ResortQuest intend to file a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus will contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.

     On September 8, 2003, Gaylord Entertainment Company entered into a Subordinated Loan and Reimbursement Agreement with ResortQuest International, Inc. that provides for a $10 million non-revolving, working capital line of credit. This credit facility has been approved by ResortQuest’s lenders and is extended in conjunction with Gaylord’s previously announced agreement to acquire ResortQuest in a stock-for-stock transaction. ResortQuest may draw upon this facility, as necessary, in order to fund working capital requirements. Gaylord also provided a $5 million letter of credit to ResortQuest’s former credit card processor on ResortQuest’s behalf. Amounts drawn on the letter of credit by the processor, if any, are automatically deemed advances under the loan agreement. As a result, amounts owed by ResortQuest to Gaylord under the loan agreement may be as much as $15 million.

     Our lenders waived compliance with certain financial and other covenants, including covenants related to the consummation of the merger agreement, the subordinated loan agreement and our agreement with our new credit card processor. Our noteholders consented to the execution of the merger agreement, the consummation of the merger agreement, the subordinated loan agreement and our agreement with our new credit card processor. Our noteholders also agreed to forbear from exercising their rights in connection with the occurrence of events of default related to covenants that were breached in connection with the execution of the merger agreement. The agreements effectively waive compliance with certain financial covenants until closing of the merger.

Copies of the Subordinated Loan and Reimbursement Agreement, the limited waiver and the consent and forbearance agreement were filed as exhibits to the Current Report on Form 8-K filed by ResortQuest on September 10, 2003 (the “ResortQuest 8-K”) and is incorporated by reference into this filing. The ResortQuest 8-K also contains a description of the Subordinated Loan and Reimbursement Agreement, the limited waiver and the consent and forbearance agreement that is substantially similar to the description contained in the paragraphs above.